UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

THE ACTIVE NETWORK, INC.

(Name of Subject Company)

THE ACTIVE NETWORK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

David M. Eisler, Esq.

Senior Vice President, General Counsel and Corporate Secretary

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

(858) 964-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 638-6722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by The Active Network, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 8, 2013, relating to the offer by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P., affiliates of each of Parent and Purchaser, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013, and in the related letter of transmittal, each of which may be amended or supplemented from time to time.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a section entitled “Legal Proceedings” on page 47 of the Schedule 14D-9 immediately following the section entitled “Antitrust Compliance”, and under such section, adding the following paragraphs:

“On October 4, 2013, a putative stockholder class action was filed in the Superior Court of the State of California, County of San Diego captioned D’Ambrosia v. The Active Network, Inc., et al., Case No. 37-2013-00070071-CU-BT-CTL, seeking to enjoin the Transactions, including the Offer and the Merger. The complaint names the Company and the members of the Company Board as defendants. The complaint also names Vista Equity Partners, Parent, and Purchaser as defendants. The complaint generally alleges, among other things, that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by agreeing to sell the Company to Vista for an unfair price and pursuant to an unfair process, agreeing to certain provisions in the Merger Agreement that purportedly deter alternative bids for the Company, and putting their personal interests ahead of the interests the Company’s stockholders. The complaint also alleges that the Company and the Vista entities aided and abetted the alleged breaches of fiduciary duty by the members of the Company Board. The complaint seeks injunctive relief, an award of attorneys’ fees and other fees and costs, in addition to other relief.

On October 8, 2013, a second putative stockholder class action complaint was filed in the Superior Court of the State of California, County of San Diego, captioned Bushansky v. The Active Network, Inc., et al., Case No. 37-2013-00070401-CU-SL-CTL, seeking to enjoin the Transactions, including the Offer and the Merger. The complaint names the Company and certain members of the Company Board as defendants. The complaint generally alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s stockholders by, among other things, failing to take steps to maximize the value of the Company to its public stockholders, properly value the Company and protect against purported conflicts of interests in connection with the proposed sale of the Company. The complaint seeks, among other relief, injunctive relief, an award of attorneys’ fees and other costs and expenses and, in the event the proposed sale is consummated, rescission and compensatory damages.

Each of the Company, Parent, Purchaser and Vista believes the respective allegations against them in these complaints lack merit, and each of them intends to vigorously defend the actions.

The foregoing description is qualified in its entirety by reference to the complaints which are attached to the Schedule TO as Exhibit (a)(5)(B) and Exhibit (a)(5)(A), respectively.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ACTIVE NETWORK, INC.

By:	/s/ Jon Belmonte
Name:	Jon Belmonte
Title:	Interim Chief Executive Officer

Dated: October 10, 2013